Exhibit 99.3

Vedanta Limited

(Formerly known as SesaSterlite Ltd.)

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

14 February 2017

Vedanta Limited

Consolidated Results for the third Quarter ended 31 December 2016

Attributable PAT up 4.5 times to Rs. 1,866 crore (YoY), highest in eight quarters

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results under Ind AS for the third quarter (Q3) ended 31 December 2016.

Financial Highlights

•	Revenues of Rs. 19,320 crore, up 23% q-o-q

•	EBITDA of Rs. 6,002 crore, up 29% q-o-q and up 83% y-o-y

•	Robust EBITDA margins[1] of 39%, reflecting benefits from higher commodity prices and volume ramp-up

•	Attributable PAT at Rs. 1,866 crore, up 4.5 times y-o-y and 49% higher q-o-q

•	Delivered cumulative cost and marketing savings of $545 mn over the last 7 quarters, ahead of plan to deliver $1.3 bn in four years

•	Free cash flow of Rs. 1,801 crore, driven by strong operating performance

•	Gross debt reduction of Rs. 1,828 crore and net debt reduction of Rs. 447 crore during the quarter

•	Strong financial position with total cash and liquid investments of Rs. 53,452 crore

Operational Highlights

•	Zinc India: Mined metal production up 44% q-o-q in line with mine plans; environment clearances received for expansion of Zawar and Sindesar Khurd mines

•	Aluminium: Smelters continue to ramp-up; third line of the 1.25 mtpa Jharsuguda-II smelter commenced ramp up in December 2016

•	Power: 1,980MW TSPL plant availability at 77%

•	Oil & Gas: Mangala EOR production at 55 kboepd; Rajasthan production impacted by planned shutdown

•	Iron ore: Achieved annual mining production cap in January; received additional mining allocation in Goa for FY2017

1.	Excludes custom smelting at Copper India and Zinc India operations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 1 of 8
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2016

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “Volume ramp-up and cost efficiencies across our operations, aided by higher commodity prices, have significantly driven up EBITDA y-o-y. Our financial position remains robust and we continue to strengthen our balance sheet by maximising free cash flow and reducing debt. With our focus on simplifying the group structure, the Vedanta Limited and Cairn India merger is expected to be completed in the first quarter of CY 2017.”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 2 of 8
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2016

Consolidated Financial Performance

The consolidated financial performance of the company under Ind AS during the period is as under:

(In Rs. crore, except as stated)

FY 2016	Particulars	Q3			Q2	9M
Actual		FY 2017	FY 2016	% Change	FY 2017	FY 2017	FY 2016	% Change
63,900	Net Sales/Income from operations	19,320	14,795	31%	15,666	49,350	48,079	3%
15,183	EBITDA	6,002	3,284	83%	4,641	14,173	11,704	21%
30%	EBITDA Margin[1]	39%	26%		39%	37%	31%
5,782	Finance cost	1,508	1,397	8%	1,450	4,352	4,216	3%
4,558	Other Income	1,033	1,001	3%	1,252	3,400	3,311	3%
(23)	Forex loss/ (gain)	117	(2)		(4)	180	(7)
13,950	Profit before Depreciation and Taxes	5,404	2,840	90%	4,469	13,035	10,754	21%
6,209	Depreciation	1,520	1,720	(12)%	1,529	4,563	4,768	(4)%
7,740	Profit before Exceptional items	3,884	1,120	—	2,940	8,472	5,986	42%
13,862	Exceptional Items[2]	—	8		—	—	139
1,894	Taxes	897	49	—	662	2,050	1,134	81%
(8,016)	Profit After Taxes	2,987	1,063	—	2,278	6,422	4,713	36%
5,573	Profit After Taxes before Exceptional items	2,987	1,069	—	2,278	6,422	4,852	32%
2,915	Minority Interest	1,119	654	71%	1,026	2,687	2,393	12%
58%	Minority Interest excl.Exceptional Items %	37%	61%		45%	42%	50%
(10,931)	Attributable PAT after exceptional items	1,866	409	—	1,252	3,733	2,320	61%
2,329	Attributable PAT before exceptional items	1,866	412	—	1,252	3,733	2,415	55%
(36.87)	Basic Earnings per Share (Rs./share)	6.29	1.38	—	4.22	12.59	7.83	61%
7.86	Basic EPS before Exceptional Items	6.29	1.39	—	4.22	12.59	8.15	55%
65.46	Exchange rate (Rs./$) – Average	67.46	65.93	2.3%	66.96	67.12	64.78	3.6%
66.33	Exchange rate (Rs./$) – Closing	67.95	66.33	2.5%	66.66	67.95	66.33	2.5%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax

Note: All numbers are as per Ind AS. Previous period figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

Revenues

Revenue in Q3 was up 23% q-o-q, driven by higher volumes from Zinc India in accordance with the mine plans, increased volumes at Iron Ore on account of the monsoon season in Q2, ramp-up at the Aluminium and Power businesses, and higher metal and oil prices. This was partially offset by lower volumes from Oil & Gas due to a planned shutdown during the quarter, and the Skorpion mine at Zinc International.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 3 of 8
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2016

Revenues in Q3 were up 31% y-o-y driven by higher volumes at Iron Ore due to recommencement of operations, ramp-up of volumes at the Aluminium and Power businesses and higher volumes at Copper India and Zinc India. This was partially offset by lower volumes from Oil & Gas, and Zinc International due to closure of the Lisheen mine, in Q3 FY2016.

EBITDA and EBITDA Margins

EBITDA at Rs. 6,002 crore was 29% higher q-o-q, due to higher metal and oil prices in addition to higher volumes from Zinc India, Iron Ore, Aluminium and Power and decline in discount to Brent at Oil & Gas. This was partly offset by lower metal premiums and lower volumes at Zinc International and at Oil & Gas due to a planned shutdown.

EBITDA was up by 83% on a y-o-y basis on account of higher commodity prices and increased volumes at Iron Ore due to recommencement of operations, ramp up of volumes and cost efficiencies at the Aluminium and Power business and decline in discount to Brent at Oil & Gas. This was partly offset by lower volume at Oil & Gas, and a one-time benefit of Rs. 216 crore recognized in Q3 FY 2016 at Copper India and Zinc India regarding an export incentive scheme.

EBITDA margin1 was robust at 39% in the current quarter, marginally higher q-o-q on the back of continued strong operational performance.

Depreciation

Depreciation at Rs.1,520 crore, was lower by Rs. 9 crore q-o-q mainly on account of lower depreciation charge at Oil & Gas due to lower entitlement interest volume, partially offset by capitalization of new capacities at the Aluminium and Power businesses.

Depreciation was lower by Rs. 200 crore y-o-y. This was mainly on account of lower depreciation charge at Oil & Gas due to lower entitlement interest volume in the current quarter and an increase in proved and developed reserves in Q4 FY2016; in addition to the closure of the Lisheen mine in Q3 FY2016. These were partially offset by capitalization of new capacities at the Aluminium and Power businesses.

Finance Cost and Other Income

Finance cost during the quarter was Rs. 1,508 crore, higher by Rs. 58 crore q-o-q due to capitalization of new capacities and an increase in borrowings at the Aluminium and Power business, partially offset by benefits of lower interest rates.

Finance cost was higher by Rs. 111 crore y-o-y. The increase was due to capitalization and increase in borrowings at the Aluminium and Power businesses, partially offset by the accounting treatment of interest at Jharsuguda-II smelter which was earlier completely expensed when the project start-up was temporarily on hold and is now being capitalized as and when aluminium capacities are ramped up.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 4 of 8
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2016

Other income at Rs. 1,033 crore was lower by Rs. 219 crore sequentially primarily due to lower mark-to-market gains on investments in the current quarter.

Other income remained relatively flat on a y-o-y basis.

Non-Operational Forex Loss/Gain

During the quarter, rupee depreciated by c.1.9%, leading to a forex loss of Rs.117 crore, primarily on restatement of MAT assets at Oil & Gas business.

Taxes

Tax expense was at Rs. 897 crore during the quarter, resulting in tax rate of 23% (excluding dividend distribution tax or DDT of Rs. 787 crore, the tax rate was 20%). The tax rate in Q2 FY2017 was also at 23%, and 20% excluding DDT. The effective tax rate increased at the Oil & Gas business, as the current tax expense was higher than estimated due to increase in oil prices and lower discount to Brent, offset by reduction of effective tax rate at Zinc India.

Tax rate for FY2017 is expected to be ~20% (excluding DDT).

Attributable Profit After Tax and Earnings Per Share (EPS)

Attributable Profit After Tax (PAT) for the quarter was Rs. 1,866 crore and EPS for the quarter was at Rs. 6.29 per share. Minority interest was at 37%.

Ind AS implementation

Company has adopted Ind AS for preparation of accounts from 1st April 2016. Comparative periods have been restated under Ind AS as per the guidelines (these are not audited). The opening balance sheet as at 1st April 2015 and the sub-periods would get finalized along with annual financial statements for FY 2017.

Balance Sheet

The Company is focused on strengthening its balance sheet by maximizing free cash flow, refinancing and terming out maturing debt, and simplifying the group structure. Our financial position remains strong with cash and liquid investments of Rs. 53,452 crore. The Company follows a Board approved investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Very Good” (meaning Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of $0.5 bn as on December 31, 2016.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 5 of 8
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2016

During the quarter, gross debt reduced by Rs. 1,828 crore to Rs. 64,966 crore. Net debt reduced by Rs. 447 crore to Rs. 11,514 crore on account of positive free cash flow.

Out of the total debt of Rs. 64,966 crore, the INR/USD split is approximately 82%/ 18%. Further, the gross debt comprises of long term loans of Rs. 62,614 crore and short term loans of Rs. 2,352 crore.

Corporate

Merger Update of Vedanta Limited and Cairn India Limited

The proposed merger of Vedanta Limited and Cairn India is an important strategic step in simplifying the group structure. This was approved by all sets of shareholders in September 2016, and we expect the transaction to complete in the first quarter of CY2017.

1.	Excludes custom smelting at Copper India and Zinc India operations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 6 of 8
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2016

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com

Following the announcement, there will be a conference call at 6:00 PM (IST) on Tuesday, 14th February 2017, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on February 14, 2017	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Toll Free number 1 800 120 1221 1 800 200 1221
	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 12:30 PM (UK Time)	Toll free number 0 808 101 1573
	US – 7:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=0059860

Replay of Conference Call (14 Feb 2017 to 20 Feb 2017)		Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 79138#

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 7 of 8
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2016

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Sunila Martis Associate General Manager – Investor Relations Vishesh Pachnanda Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly SesaSterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia, Ireland, Liberia and Sri Lanka.

Vedanta Limited, formerly SesaSterlite Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please log on to www.vedantalimited.com

Vedanta Limited

(Formerly known as SesaSterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 8 of 8
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044